Filed pursuant to Rule 424(b)(3)
Registration No. 333-120847

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
SUPPLEMENT NO. 1
DATED JULY 6, 2006
TO THE PROSPECTUS DATED JUNE 1, 2006

This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT I, Inc. dated June 1, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)            the status of the offering of shares in Behringer Harvard Opportunity REIT I;

(2)            the declaration of distributions by our board of directors; and

(3)            information regarding the amendment of our charter in response to the comments from the state of Pennsylvania.

Status of the Offering

We commenced our initial public offering of shares of our common stock on September 20, 2005. We have accepted investors’ subscriptions received through June 23, 2006 and issued approximately 9,583,000 shares of our common stock to stockholders, with gross proceeds of approximately $95,608,000 distributed to us. For additional information, see the “Plan of Distribution—Subscription Process” section of the prospectus beginning on page 176.

Distribution Policy

The following information describes the declaration of distributions by our board of directors and should be read in conjunction with the “Prospectus Summary—Distribution Policy” section on page 9 of our prospectus and the “Description of Shares—Distributions” section beginning on page 158 of our prospectus:

On June 29, 2006, our board of directors declared distributions payable to the common stockholders of record each business day of the period commencing July 1, 2006 and ending September 30, 2006. The declared distributions will equal a daily amount of $.0005479 per share of common stock, which is equivalent to an annual distribution rate of two percent (2.0%) assuming the share was purchased for $10.00. A portion of each distribution is expected to constitute return of capital for tax purposes. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Amendment to Charter Required by the Pennsylvania Securities Commission

The following information replaces the “Description of Shares—Provisions of Maryland Law and of Our Charter and Bylaws—Amendment to Charter Required by the Pennsylvania Securities Commission” section beginning on page 166 of our prospectus and describes the amendments to our charter that were approved by our stockholders on June 29, 2006:

On April 11, 2006, the Pennsylvania Securities Commission cleared us to offer and sell our shares of common stock in the Commonwealth of Pennsylvania contingent upon our undertaking to amend Article XIII of our charter.

As a result of our discussions with the Pennsylvania Securities Commission, on March 27, 2006, our board of directors adopted a resolution to amend, and to recommend that our common stockholders approve amendments to, Article XIII of our charter. The amendments to Article XIII of our charter were approved by our common stockholders at our annual meeting of stockholders on June 29, 2006, and the Articles of Amendment were filed with the Maryland Department of Assessments and Taxation on June 30, 2006. Pursuant to the amendments, our board of directors no longer has the power to approve, without stockholder approval, mergers of the company with or into a subsidiary, even when 90% or more of such subsidiary’s stock is owned by us, mergers in which the company is the successor entity, or transfers of all or substantially all of our assets to a wholly-owned subsidiary.

Prior to these amendments, under Sections 13.1, 13.2 and 13.3 of our charter, subject to certain restrictions and limitations set forth in our charter, our board of directors was required to obtain stockholder approval in order to amend the charter, effect a reorganization of the company, or engage in a merger, consolidation or sale of all or substantially all of our assets, except as permitted by law. Thus, under the charter and the Maryland General Corporation Law, our board of directors was permitted to take the following actions without stockholder approval:

1.                 pursuant to Section 2-605(a) of the Maryland General Corporation Law, amend the charter to (i) change the name of the company or (ii) change the name or other designation or the par value of any class or series of stock of the company and the aggregate par value of the stock of the company;

2.                 pursuant to Section 3-106(a) of the Maryland General Corporation Law, merge a 90% or more owned subsidiary of the company with or into the company, provided that (i) the charter of the successor is not amended in the merger other than to change the name of the entity, the name or other designation or the par value of any class or series of its stock, or the aggregate par value of its stock, and (ii) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

3.                 pursuant to Section 3-105(a)(5) of the Maryland General Corporation Law, approve a merger of the company (i) which does not reclassify or change the terms of any class or series of stock outstanding immediately before the merger becomes effective or otherwise amend the company’s charter and (ii) in which the number of shares of stock of any class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of such class or series outstanding immediately before the merger becomes effective; and

4.                 pursuant to Section 3-104(a)(4) of the Maryland General Corporation Law, transfer all or substantially all of the assets of the company to one or more persons if all of the equity interests of such person or persons are owned, directly or indirectly, by the company.

The amendments to our charter have taken away our board of directors’ power to take any of the actions set forth in items 2 through 4 above without stockholder approval. The amendments have no effect on our board of directors’ power to take the actions set forth in item 1 above without stockholder approval. In addition, because the Pennsylvania Securities Commission required the proposed amendments as a condition to its declaring our offering of shares of common stock effective, stockholder approval of the proposed amendments has enabled us to continue selling shares of our common stock to suitable investors in Pennsylvania.

The amendments also clarify in Section 13.2 that stockholder approval will be required for the company to effect a reorganization where all or substantially all of the company’s assets are transferred to a successor entity. The amendments do not require stockholder approval in order for our board of directors to cause the company to transfer less than all or substantially all of the company’s assets to a successor entity under Section 13.2 of the charter.